+Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

ORGANIZACION +Ferreyros

Submission of: **Other information**



Lima, July 30th, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements and Consolidated Financial Statements as of June 30th 2010 and our Management Report.

Sincerely yours,



+Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas



www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2010. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.



Mariela Garcia de Fabri
Gerente General



Victor Astete Palma
Gerente División de Contraloría



Bernardo Chauca Quispe
Gerente de Contabilidad

Lima, 30 de julio de 2010

Este documento debe ser leído conjuntamente con el informe de gerencia sobre los estados financieros individuales de Ferreyros S.A.A.

ANÁLISIS Y DISCUSIÓN DE LA GERENCIA SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS DE FERREYROS S.A.A. Y SUBSIDIARIAS

NOTA A LOS ESTADOS FINANCIEROS CONSOLIDADOS

Los estados financieros consolidados de Ferreyros y subsidiarias del 2010 incluyen los de la subsidiaria Inti Inversiones Interamericanas Corp, una holding creada a finales del 2009, la misma que adquirió en enero 2010 el 100% de las acciones de Gentrac Corporation que a su vez es propietaria de las distribuidoras de *Caterpillar* en Guatemala, El Salvador y Belice (en adelante grupo Gentrac)

RESUMEN DE LOS RESULTADOS CONSOLIDADOS
(En millones de soles)

	2T 2010	2T 2009	Variación %	1S 2010	1S 2009	Variación %
Ventas Netas	719.2	591.3	21.6	1,406.9	1,170.3	20.2
Utilidad Bruta	153.2	109.1	40.5	291.1	260.1	11.9
Utilidad de operación	58.0	32.9	76.2	111.9	109.9	1.8
Utilidad (pérdida) en Cambio	3.8	48.0	-92.1	17.3	41.2	-58.0
Utilidad Neta	30.3	37.9	-20.1	65.4	67.9	-3.7
EBITDA	88.5	62.6	41.4	170.9	165.6	3.2

RESULTADO DEL SEMESTRE

En el 1S 2010, las ventas netas de Ferreyros y Subsidiarias alcanzaron S/ 1,406.9 millones frente a S/. S/. 1,170.3 millones de similar período del año anterior, es decir, un importante crecimiento de S/. 236.6 millones (20.2%), que se explica por: i) un incremento de S/.126.3 millones (10.8%) de las ventas de Ferreyros y las subsidiarias nacionales; y ii) la incorporación de las ventas del grupo Gentrac por S/. 110.3 millones (9.3%). Si se considera las ventas en dólares, moneda en la cual se factura las ventas de Ferreyros y Subsidiarias, las mismas alcanzaron US$ 494.5 en el 1S 2010 y US$ 377.8 en el 1S 2009, lo que significa un crecimiento de 30.9%. Si se excluye de esta variación las ventas del grupo Gentrac, el aumento en las ventas en dólares de Ferreyros y las subsidiarias nacionales es de 20.6%. El crecimiento es menor en soles debido a que el tipo de cambio promedio de las ventas del 2T 2010 fue de S/. 2.845, mientras que el tipo de cambio promedio de las ventas del 2T 2009 fue de S/. 3.098.

La utilidad neta al cierre del 1S 2010 ascendió a S/. 65.4 en comparación con S/. 67.9 millones de similar período del año anterior, una ligera disminución de 3.7%. El buen


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

resultado del 1S 2010 ha sido obtenido pese a que la ganancia en cambio registrada en dicho período por S/. 17.3 millones fue bastante menor que la excepcional ganancia en cambio registrada en el 1S 2009 por S/. 41.2 millones. Sin embargo, el menor ingreso por S/. 23.9 millones fue compensado con creces por una mayor utilidad bruta por S/. 31.1 millones y menores gastos financieros por S/. 17.7 millones

Al 30 de junio de 2010, la utilidad antes de intereses, impuestos y participaciones, depreciación y amortización (EBITDA, por sus siglas en inglés) ascendió a S/. 170.9 millones frente a S/. 165.6 millones de igual período del año anterior, lo cual representa un incremento de 3.2%.

RESULTADO DEL TRIMESTRE

En el 2T 2010, las ventas netas de Ferreyros y Subsidiarias ascendieron a S/ 719.2 millones en comparación con S/. 591.3 millones del mismo período del año anterior, lo que representa un crecimiento de 21.6%, debido a: i) un crecimiento de S/.73.2 millones (12.4%) en las ventas de Ferreyros y las subsidiarias nacionales; y ii) la incorporación de las ventas del grupo Gentrac por S/. 54.8 millones (9.0%) . Si se considera las ventas en dólares, moneda en la que se factura las ventas de Ferreyros y subsidiarias, las mismas fueron por US$ 253.1 millones en el 2T 2010 y US$ 195.5 millones en el 2T 2009, es decir, un incremento de 29.4%. Si se excluye de esta variación las ventas del grupo Gentrac, el aumento en las ventas en dólares de Ferreyros y las subsidiarias nacionales es de 19.6%. El crecimiento es menor en soles debido a que el tipo de cambio promedio de las ventas del 2T 2010 fue de S/.2.842, mientras que el tipo de cambio promedio de las ventas del 2T 2009 fue de S/. 3.024.

La utilidad bruta de Ferreyros y las subsidiarias en el 2T 2010 ascendió a S/. 153.2 millones, 40.5% mayor que S/. 109.1 millones de similar período del año anterior. Si se excluye la del grupo Gentrac por S/.12.2 millones, la utilidad bruta de Ferreyros y las subsidiarias nacionales alcanzó S/. 141.0 millones, en comparación con S/. 109.1 millones de igual período del año anterior, lo que representa un incremento de 29.2%. En términos porcentuales, el margen bruto de Ferreyros y las subsidiarias nacionales en el 2T 2010 es de 21.2% frente a 18.5% del 2T 2009.

En el 2T 2010, la utilidad neta de Ferreyros y subsidiarias fue de S/. 30.3 millones en comparación con S/. 37.9 millones de similar período del año anterior, es decir, una disminución de 20.1%. Si no se considera la utilidad neta del grupo Gentrac por S/. 0.7 millones, la reducción de la utilidad neta de Ferreyros y las subsidiarias nacionales es de 21.8%, debido principalmente a que la ganancia en cambio del 2T 2010 por S/. 3.8 millones fue bastante menor que S/. 48 millones del 2T 2009. Tal como hemos explicado en informes anteriores, la utilidad de la Compañía se ve afectada por la volatilidad del tipo de cambio, a pesar de que tanto las compras como las ventas se efectúan en moneda extranjera. Sin embargo, la disminución de la ganancia en cambio por S/. 44.2 millones fue compensada, en parte, principalmente por una mayor utilidad bruta por S/. 44.1 millones y por una disminución en los gastos financieros por S/.8.1 millones.

La utilidad antes de intereses, impuestos y participaciones, depreciación y amortización (EBITDA, por sus siglas en inglés) del 2T 2010 ascendió a S/. 88.5 millones frente a S/. 62.6 millones de igual período del año anterior, lo cual representa un incremento de 41.4%.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

GESTION COMERCIAL

VENTAS NETAS CONSOLIDADAS (En millones de soles)	2T 10	2T 09	Variación %	Acumulado al 30-06-10	Acumulado al 30-06-09	Variación %
Caterpillar:						
Gran minería	77.4	126.2	-38.7	210.0	225.0	-6.7
Otros	201.6	122.7	64.3	365.0	252.2	44.7
	279.0	248.9	12.1	575.1	477.2	20.5
Equipos agrícolas	8.7	9.3	-6.2	15.0	29.5	-49.3
Automotriz	34.2	27.6	23.8	74.7	67.2	11.1
Unidades usadas	30.6	13.0	136.2	57.9	20.2	187.5
	352.6	**298.8**	**18.0**	**722.6**	**594.1**	**21.6**
Repuestos y servicios	264.8	204.5	29.5	495.5	415.2	19.3
Alquileres	27.0	27.0	0.0	49.8	49.0	1.6
Otras ventas de subsidiarias locales	64.8	60.9	6.3	118.6	112.0	5.9
Otras ventas de subsidiarias del exterior	10.1			20.4		
Total	**719.2**	**591.3**	**21.6**	**1,406.9**	**1,170.3**	**20.2**

Entre las principales líneas de venta que destacaron en el período tenemos la de máquinas *Caterpillar* que en el 2T 2010 tuvo un crecimiento de 12.1%, debido a un aumento de 64.3% en las ventas realizadas a sectores económicos diferentes al de la gran minería, principalmente al sector construcción.

De igual manera, se produjo un incremento de 136.2% en las ventas de equipos usados provenientes de la unidad de negocios Rentafer, efectuadas básicamente a clientes del sector construcción, el cual ha registrado un crecimiento importante en el 1S 2010.

Asimismo, se registró un aumento de 23.8% en las ventas de automotriz, gracias a la reactivación del mercado de camiones y tractocamiones, que en el año 2009 fue seriamente afectado por la crisis financiera internacional.

Ventas - Repuestos y Servicios
(en S/. millones)


211
205
227
202
231
265
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010

Por otro lado, las ventas de repuestos y servicios mostraron un crecimiento de 19.3%,

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

como producto de un aumento en la demanda principalmente de los sectores construcción y minería.


Ferreyros y Subsidiarias: Participación Líneas de ventas
(al 30 de junio del 2010)
Rep y Ser 35%
Alquileres 4%
Otros Subs 10%
Usadas 4%
Automotriz 5%
Agrícola 1%
Caterpillar 41%

Como se puede apreciar, las ventas de la línea *Caterpillar* representan el 84% de los ingresos de la compañía, si se considera equipos nuevos y usados, alquileres y repuestos y servicios


Ferreyros y Subsidiarias: Participación sectorial en las ventas
(En porcentajes)
Industria 6%
Gobierno 3%
Hidrocarburos 2%
Transporte 2%
Construcción 27%
Agricultura 3%
Com y Serv 1%
Pesca 2%
Serv Equipos 2%
Minería 48%
Otros 4%

Respecto de la distribución de las ventas por sectores económicos se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 48% y 27%, respectivamente, en el total de ventas del segundo trimestre del 2010.

ANALISIS Y DISCUSIÓN DE LA GERENCIA SOBRE LOS ESTADOS FINANCIEROS

A continuación se expone las razones que explican las variaciones más importantes entre los estados financieros de la Compañía al 30 de junio de 2010 y al 30 de junio de 2009. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas que se muestra en el anexo 1, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

A continuación se presenta un cuadro en el que se muestra las ventas y utilidades netas de Ferreyros y subsidiarias correspondientes al segundo trimestre del 2010, en comparación con el segundo trimestre del 2009.

En miles de soles

	Ventas Netas		Utilidad Neta	
	2T 2010	2T 2009	2T 2010	2T 2009
Ferreyros	533,820	491,497	23,307	30,999
Unimaq	57,034	42,751	4,171	3,543
Orvisa	23,418	18,638	1,321	1,597
Fiansa	15,351	10,060	206	367
Mega Representaciones	16,997	15,444	970	368
Otras (Fargoline,Ferrenergy, Domingo Rodas, Cresko)	17,839	12,884	(311)	989
Subsidiarias Nacionales	130,640	99,777	6,358	6,863
Ferreyros y subsidiarias nacionales	664,460	591,274	29,665	37,861
Subsidiarias de centroamerica	54,782	0	594	0
Total	**719,242**	**591,274**	**30,259**	**37,861**

VENTAS NETAS


VENTAS NETAS POR TRIMESTRE
(EN MILLONES DE SOLES)
800
700
600
500
400
300
200
100
0
495.4
579.0
607.1
549.3
484.3
687.6
719.2
4T 2008
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010
FERREYROS
SUBSIDIARIAS NACIONALES
GRUPO GENTRAC

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las ventas netas del 2T 2010 ascendieron a S/. 719.2 millones, en comparación con S/. 591.3 millones del mismo período del año anterior, lo cual significa un incremento de 21.6%, que se explica por lo siguiente:

- Aumento en las ventas de equipos Caterpillar como consecuencia de: i) la incorporación de ventas del grupo Gentrac por S/. 18.2 millones; y ii) mayores ventas de maquinaria Caterpillar a empresas del sector construcción, el cual ha experimentado una expansión importante en el primer semestre de 2010.

- Crecimiento de 136% en las ventas de unidades usadas, producido por: i) la incorporación de ventas del grupo Gentrac por S/. 1.8 millones; y ii) un aumento en las ventas de unidades de la ex flota de alquiler principalmente a clientes del sector construcción.

Por otra parte, en el segundo trimestre del 2010:

- Las ventas de repuestos y servicios alcanzaron S/. 264.8 millones, 29.5% superior a S/. 204.5 millones del mismo período del año anterior, explicado principalmente por: i) la incorporación de las ventas del grupo Gentrac por S/. 20.5 millones; y ii) un aumento de S/. 13.9 millones en las ventas de la subsidiaria Orvisa a una empresa dedicada a la explotación de petróleo en la región de la selva.

UTILIDAD BRUTA


UTILIDAD BRUTA POR TRIMESTRE
(EN MILLONES DE SOLES)
180
160
140
120
100
80
60
40
20
0
109
138
127
151
91
109
99
118
70
89
105
138
110
153
4T 2008
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010
FERREYROS
FERREYROS Y SUBSIDIARIAS

Sin la del grupo Gentrac por S/. 12.4 millones, la utilidad bruta de Ferreyros y las subsidiarias nacionales alcanzó S/.141.0 millones frente a S/. 109.1 millones del mismo período del año anterior, es decir, un incremento de 29.2%. En términos porcentuales, el margen bruto del 2T 2010 es 21.2% en comparación con 18.5% del 2T 2009.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QU...
Contador General - Mat. ...

GASTOS DE VENTA Y ADMINISTRACIÓN

Sin incluir los del grupo Gentrac por S/. 9.9 millones, los gastos de venta y administración de Ferreyros y las subsidiarias nacionales sumaron S/. 84.8 millones, 11.4% mayores que la del mismo período del año anterior. Esta variación se explica básicamente por: i) un crecimiento de los gastos variables como consecuencia de las mayores ventas, ii) un aumento en los gastos de garantía de equipos vendidos, debido a las importantes ventas de máquinas y equipos realizadas en los últimos años, y iii) contratación de personal técnico para atender la demanda futura de servicio posventa.

OTROS INGRESOS (EGRESOS)

En el 2T 2010, este rubro representa un egreso neto de S/. 0.6 millones frente a un egreso neto de S/. 0.1 millones del mismo período del año anterior. El mayor egreso neto registrado en el 2T 2010 se debe principalmente a una disminución en los ingresos por ventas de activos fijos (componentes de protección utilizados transitoriamente en reparaciones de grandes equipos), el cual fue compensado en parte por ingresos obtenidos en resoluciones de contratos de ventas a plazo.

INGRESOS FINANCIEROS

Sin considerar los del grupo Gentrac por S/. 2.8 millones, los ingresos financieros de Ferreyros y las subsidiarias nacionales fueron de S/. 5.8 millones frente a S/. 7.1 millones del igual período del año anterior, lo que significa una reducción de 19.3%, explicada por una disminución de S/.1.2 millones en los intereses de ventas a plazo registrados por la oficina matriz, como consecuencia de medidas adoptadas para reducir el financiamiento de mediano plazo a sus clientes, a fin de reducir el riesgo de malas deudas. Parte importante del financiamiento a clientes ha sido transferida a entidades financieras.

GASTOS FINANCIEROS

Sin incluir los del grupo Gentrac por S/. 4.1 millones, en el 2T 2010, los gastos financieros de Ferreyros y las subsidiarias nacionales fueron S/. 14.3 millones, 46.1% menores que S/. 26.5 millones del 2T 2009. Esta importante reducción se explica por i) una disminución de S/. 115.0 millones en el pasivo promedio sujeto a pago de interés, gracias a la venta del inventario en exceso, que produjo recursos que fueron destinados al pago de las deudas contraídas para cancelar su adquisición, y ii) la reducción de las tasas de interés de fondos obtenidos, tanto de instituciones financieras como del mercado de capitales, para financiar las actividades de la Compañía.

PARTICIPACIÓN EN LOS RESULTADOS DE EMPRESA ASOCIADA

En este rubro se muestra las utilidades de una empresa asociada, reconocidas por el método de participación patrimonial. En el 2T 2010, los ingresos por este concepto ascendieron a S/. 1.3 millones, en comparación con S/. 0.7 millones del mismo período del año anterior.

UTILIDAD (PÉRDIDA) EN CAMBIO

Sin considerar la diferencia de cambio registrada por el grupo Gentrac por S/. 0.3 millones, en el 2T 2010, las operaciones en moneda extranjera de Ferreyros y las


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

subsidiarias nacionales arrojaron una utilidad en cambio de S/. 3.5 millones, frente a una utilidad en cambio por S/. 48.0 millones del mismo período del año anterior. La utilidad en cambio del 2T 2010 fue generada por una ligera apreciación del sol respecto al dólar de 0.53%, mientras que la utilidad del 2T 2009 fue producida por una apreciación del sol frente al dólar de 4.72%.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2010 y 2009 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

Sin tomar en cuenta la del grupo Gentrac por S/.0.7 millones, en el 2T 2010, la utilidad neta de Ferreyros y subsidiarias ascendió a S/.29.6 millones, en comparación con S/. 37.9 millones de similar período del año anterior, una disminución de 21.8%, debido principalmente a que la ganancia en cambio del 2T 2010 por S/. 3.5 millones fue bastante menor que S/. 48 millones del 2T 2009. Sin embargo, la disminución de la ganancia en cambio por S/. 44.4 millones fue compensada, en parte, por una mayor utilidad bruta por S/. 31.9 millones y una disminución en los gastos financieros por S/.12.2 millones.

ANÁLISIS DEL BALANCE GENERAL

Como se puede observar en el anexo 2, al 30 de junio de 2010, el total de activos ascendió a S/. 2,354.2 millones frente a S/. 1,976.5 millones al 30 de junio de 2009, lo cual representa un aumento de S/. 377.7 millones. Las principales variaciones en las cuentas del activo que explican esta diferencia son las siguientes:

- Disminución neta del inventario por S/. 91.8 millones, debido a: i) un aumento de S/. 92.3 millones por la incorporación del inventario del grupo Gentrac, y ii) una disminución de S/. 184.1 millones en el inventario de Ferreyros y las subsidiarias nacionales, como producto de las medidas que se adoptaron en dichas compañías para reducir el alto crecimiento de sus inventarios, registrado a partir del tercer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue ocasionado por la necesidad de atender el crecimiento de las ventas y adicionalmente por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 6 meses), debido a la expansión de la demanda mundial que se experimentó hasta mediados del segundo semestre del 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos con posterioridad para satisfacer a sus clientes con entregas inmediatas.

- Incremento en las cuentas por cobrar comerciales de corto y largo plazo por S/. 235.9 millones, como consecuencia de: i) la incorporación de las cuentas por cobrar comerciales del grupo Gentrac por S/. 133.3 millones, y ii) un aumento de S/. 102.0 millones por un crecimiento de las cuentas por cobrar comerciales de Ferreyros y la subsidiarias nacionales como consecuencia de mayores ventas.

- Incremento neto del activo fijo por S/. 80.6 millones, debido a: i) la incorporación del activo fijo del grupo Gentrac por S/. 92.8 millones, ii) la adquisición de maquinaria y


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

equipo de taller por S/. 28.1 millones, efectuada principalmente por la oficina matriz, para brindar un mejor servicio a sus clientes, iii) adquisición de equipo de alquiler por S/. 23.0 millones, efectuada básicamente por la subsidiaria Unimaq, iv) un aumento de S/. 75.7 millones en la depreciación acumulada, y v) compras de otros activos por S/.12.4 millones

PASIVOS

Al 30 de junio de 2010, el total de pasivos ascendió a S/. 1,671.6 millones en comparación con S/. 1,369.6 millones al 30 de junio de 2009, lo que significa un incremento de S/. 302.0 millones, como consecuencia de: i) la incorporación del pasivo del grupo Gentrac por S/. 358.4, y ii) la disminución del pasivo de Ferreyros y las subsidiarias nacionales por S/. 38.2 millones, debido al pago de obligaciones con fondos generados por las ventas del inventario comprado en exceso en el segundo semestre del 2008 y el primer trimestre del 2009.

La conformación de las obligaciones de la Compañía al 30 de junio de 2010 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

Sin considerar activos y pasivos del grupo Gentrac:

- El ratio corriente al 30-06-10 es de 1.64, mayor que el ratio corriente de 1.49 al 30-06-09.

- El ratio de endeudamiento financiero al 30-06-10 es 1.08 en comparación con 1.78 al 30-06-09 (para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero).

- El ratio de endeudamiento total al 30-06-10 es de 1.98 menor que 2.28 al 30-06-09

Considerando activos y pasivos del grupo Gentrac:

- El ratio corriente al 30-06-10 es de 1.52, mayor que el ratio corriente de 1.49 al 30-06-09.

- El ratio de endeudamiento financiero al 30-06-10 es 1.66 en comparación con 1.78 al 30-06-09.

- El ratio de endeudamiento total al 30-06-10 es de 2.50 mayor que 2.28 al 30-06-09.

En el primer semestre del 2010, el préstamo obtenido por Inti Inversiones Interamericanas Corp. para la adquisición del grupo Gentrac ha significado un incremento en el pasivo consolidado de US$ 35 millones.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

PERFIL DE FERREYROS Y DE SUS SUBSIDIARIAS

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren, facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en los que actúa. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, el alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La Compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong, Atlas Copco Drilling Solutions, Sullair y Zaccaría, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.

Como parte de su estrategia, la Organización Ferreyros considera lograr parte de su crecimiento a través de sus empresas subsidiarias, las cuales agregan mayores volúmenes de ingresos y utilidades, amplían la cobertura de mercado y proporcionan un portafolio de productos y servicios que complementa la oferta de soluciones que Ferreyros pone a disposición de sus clientes. En ese orden, muchos de los clientes de Ferreyros reciben productos y servicios de varias empresas de la organización.

De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros forma grupo económico con las siguientes subsidiarias:

Subsidiaria	Participación
Inti Inversiones Interamericanas Corp (*)	100.00%
Unimaq S.A.	99.99%
Orvisa S.A.	99.00%
Mega Representaciones S.A.	99.99%
Fiansa S.A. comunes	99.44%
Fiansa S.A. Inversión	96.48%
Fargoline S.A.	99.86%
Ferrenergy S.A.C.	50.00%
Cresko S.A.	99.99%
Domingo Rodas S.A.	99.89%
Motorindustria S.A.	99.99%

(*) Inversiones en Centroamérica

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

A continuación se presenta una breve descripción de los negocios de las subsidiarias:

Intl Inversiones Interamericanas Corp. es una Holding creada a finales del 2009. Adquirió en enero de 2010 el 100% de las acciones de Gentrac Corporation (en adelante Gentrac), que a su vez es propietaria de las distribuidoras de Caterpillar en Guatemala, El Salvador y Belice. Estas últimas son líderes en la comercialización de maquinaria y equipos en sus respectivos países, atendiendo a sectores tales como minería, construcción, energía, agrícola y marino. En tal sentido, cuentan con la representación de prestigiosas marcas como Caterpillar, lubricantes Exxon-Mobil y compresoras Sullair, entre otras.

Unimaq S.A. es una empresa especializada en atender el segmento de la construcción general mediante la venta de máquinas, equipos y repuestos, alquiler de equipos ligeros y la prestación de servicios de taller.

Orvisa S.A. es una firma líder en la distribución de bienes de capital en la Amazonía y es una de las compañías con mayor volumen de operaciones en la zona. Se dedica a la venta de maquinaria y equipo para movimiento de tierra y uso forestal, motores fluviales, tractores agrícolas y repuestos, así como a la prestación de servicios de taller.

Mega Representaciones S.A. es representante y distribuidor de neumáticos Good Year y de lubricantes Mobil para el Perú. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores minería, construcción, transporte, agricultura e industria. El servicio de alto valor agregado que brinda la convierte en un aliado importante y estratégico de sus clientes y representados.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. Sus ventas en el 2T 2010 incluyen ingresos producidos por la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

Fargoline S.A. es una empresa cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. A fines del 2009 obtuvo el permiso de la aduana para operar como depósito temporal, punto de llegada y local aduanero en su nuevo complejo de Gambetta, Callao.

Ferrenergy S.A.C. fue constituida en enero del 2006. Tiene como accionistas a Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Con sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar en Colombia. El primer proyecto asumido por la compañía es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a producir energía en el año 2007.

Cresko S.A. inició sus operaciones en octubre del 2007 para atender con productos especializados ciertos segmentos de los mercados de construcción, minería y agricultura que no cubren Ferreyros ni Unimaq. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia china.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	30-Jun-10	30-Jun-09	Variación %
Caja y bancos	154,162	59,464	159.3
Cuentas por cobrar comerciales	602,911	440,641	36.8
Inventarios	683,783	775,541	-11.8
Otras cuentas por cobrar	73,621	37,596	95.8
Gastos pagados por adelantado	17,005	10,382	63.8
Activo Corriente	**1,531,482**	**1,323,624**	**15.7**
Cuentas por cobrar comerciales a largo plazo	114,572	40,937	179.9
Equipo de alquiler	340,083	326,626	4.1
Otros activos fijos	658,029	513,649	28.1
	998,112	840,275	18.8
Depreciación acumulada	(378,288)	(301,075)	25.6
Inmueble, maquinaria y equipo, neto	619,824	539,199	15.0
Inversiones	42,951	40,257	6.7
Otros activos no corrientes	45,410	32,442	40.0
Activo no Corriente	**822,757**	**652,835**	**26.0**
Total Activo	**2,354,239**	**1,976,460**	**19.1**
Deuda de corto plazo	216,130	176,775	22.3
Otros pasivos corrientes	792,218	710,297	11.5
Pasivo corriente	**1,008,349**	**887,072**	**13.7**
Deuda de largo plazo	663,236	482,484	37.5
Total Pasivo	**1,671,585**	**1,369,556**	**22.1**
Ganancias diferidas	**13,243**	**6,608**	**100.4**
Patrimonio	**669,411**	**600,296**	**11.5**
Total Pasivo y Patrimonio	**2,354,239**	**1,976,460**	**19.1**
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	40,624	40,263	
Ratios Financieros			
Ratio corriente	1.52	1.49	
Ratio de endeudamiento financiero	1.66	1.78	
Ratio de endeudamiento total	2.50	2.28	
Valor contable por acción	1.39	1.41	



VICTOR ASTETE PALMA
Gerente División Contraloría



CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

VENTAS NETAS
(En millones de soles)

	2T 10	%	2T 09	%	Variación %	Acumulado al 30-06-10	%	Acumulado al 30-06-09	%	Variación %
Caterpillar:										
Gran minería	77,422	10.8	126,242	21.4	-38.7	210,036	14.9	225,031	19.2	-6.7
Otros	201,581	28.0	122,662	20.7	64.3	365,037	25.9	252,188	21.5	44.7
	279,003	38.8	248,904	42.1	12.1	575,073	40.9	477,219	40.8	20.5
Equipos agrícolas	8,731	1.2	9,310	1.6	-6.2	14,961	1.1	29,499	2.5	-49.3
Automotriz	34,206	4.8	27,619	4.7	23.8	74,666	5.3	67,216	5.7	11.1
Unidades usadas	30,613	4.3	12,963	2.2	136.2	57,940	4.1	20,152	1.7	187.5
	352,553	**49.0**	**298,796**	**50.5**	**18.0**	**722,640**	**51.4**	**594,086**	**50.8**	**21.6**
Repuestos y servicios	264,799	36.8	204,515	34.6	29.5	495,456	35.2	415,217	35.5	19.3
Alquileres	27,042	3.8	27,042	4.6	0.0	49,765	3.5	48,983	4.2	1.6
Otras ventas de subsidiarias locales	64,767	9.0	60,921	10.3	6.3	118,646	8.4	112,016	9.6	5.9
Otras ventas de subsidiarias del exterior	10,082	1.4		0.0		20,353	1.4		-	
Total	**719,243**	**100.0**	**591,274**	**100.0**	**21.6**	**1,406,861**	**100.0**	**1,170,302**	**100.0**	**20.2**

DISTRIBUCION PORCENTUAL DE LAS VENTAS POR SECTORES ECONOMICOS

	2T 10	2T 09	Acumulado al 30-06-10	Acumulado al 30-06-09
Minería	48.3%	54.7%	49.7%	57.3%
Construcción	27.0%	20.3%	26.6%	15.7%
Gobierno	2.4%	3.9%	2.6%	5.2%
Servicios para equipos	2.1%	4.6%	2.0%	4.5%
Transporte	2.2%	2.1%	2.7%	3.2%
Comercio y Servicios	1.4%	3.2%	1.4%	2.9%
Agricultura	2.6%	1.8%	2.7%	2.8%
Pesca	2.2%	2.7%	1.7%	2.8%
Hidrocarburos	2.4%	1.1%	2.4%	1.3%
Industria	5.6%	3.2%	5.4%	1.0%
Otros	3.7%	2.6%	2.8%	3.3%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 30 de junio del 2010
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo		Pasivo Financiero
			Parte corriente	Largo Plazo	
Bancos Nacionales	58,094	58,094			58,094
Bancos Exterior	53,997	53,997			53,997
Inst. Financ. Nacionales (Leasing)	5,430	-	1,234	4,196	5,430
Inst. Financ. Nacionales	68,598	-	26,352	42,247	68,598
Inst. Financ. del Exterior (incluye CFS)	130,781	-	47,616	83,165	130,781
Proveedores:					
Facturas por pagar a Caterpillar	36,227	36,227			
Letras por pagar a Caterpillar	13,852	13,852			13,852
Otros	36,185	36,185			10,982
Bonos corporativos	106,250	-	1,250	105,000	106,250
Otros pasivos	81,878	81,878			
Total (US$)	**591,292**	**280,233**	**76,452**	**234,608**	**447,984**
Total (S/.)	**1,671,585**	**792,217**	**216,130**	**663,236**	**1,266,451**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS

Al 30 de junio 2010

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2009.

2) CUENTAS POR COBRAR COMERCIALES

Al 30 de junio este rubro comprende :

	30-06-10		31-12-09	
	Corriente	**Largo plazo**	**Corriente**	**Largo plazo**
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	664,515	121,334	467,069	41,099
Intereses diferidos	(10,359)	(6,762)	(11,554)	(4,106)
Provisión para cuentas de cobranza dudosa	(51,245)	-	(47,307)	-
	602,911	**114,572**	**408,208**	**36,993**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	30-06-10		31-12-09	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Letras por cobrar a valor nominal	107,232	121,334	116,981	41,099
Intereses descontados	(10,359)	(6,762)	(11,554)	(4,106)
Letras por cobrar a valor presente	96,873	114,572	105,427	36,993
Facturas por cobrar por ventas al contado, con vencimiento entre 30 y 45 días	506,038	-	302,781	-
Valor razonable	**602,911**	**114,572**	**408,208**	**36,993**

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	30-06-10	30-06-09
	S/.000	S/.000
Saldo inicial	47,307	42,292
Adiciones del período	4,991	1,341
Castigos	(208)	(1,459)
Diferencia en cambio	(845)	(1,008)
Saldo final	**51,245**	**41,166**

3) CUENTAS POR COBRAR DIVERSAS

Al 30 de junio este rubro comprende :

	30-06-10	30-06-09
	S/.000	S/.000
Cuentas por cobrar a Caterpillar	24,527	22,077
Crédito fiscal del impuesto general a las ventas	15,854	2,561
Saldo a favor por pagos a cuenta del impuesto a la renta	9,008	12,168
Cuentas por cobrar al personal	7,070	2,879
Reintegros tributarios	3,250	2,747
Inversiones Progreso	1,685	1,722
Reclamos a terceros	1,724	3,133
Diversas	12,862	7,001
	75,980	**54,288**
Provisión para cuentas de cobranza dudosa	(2,359)	(3,063)
	73,621	**51,225**


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	30-06-10	30-06-09
	S/.000	S/.000
Cuentas por cobrar a corto plazo sin tasa de interés establecida:		
Cuentas por cobrar a Caterpillar	24,527	22,077
Crédito fiscal del impuesto general a las ventas	15,854	2,561
Saldo a favor por pagos a cuenta del impuesto a la renta	9,008	12,168
Cuentas por cobrar al personal	7,070	2,879
Reintegros tributarios	3,250	2,747
Reclamos a terceros	1,724	3,133
Diversas	12,188	5,660
	73,621	**51,225**
Intereses descontados	(746)	(553)
Valor presente	**72,875**	**50,672**

4) EXISTENCIAS

Este rubro comprende:

	30-06-10	31-12-09
	S/.000	S/.000
Máquinas, motores y automotores	340,084	313,200
Repuestos	182,581	129,866
Mercaderías	26,463	33,313
Servicios de taller en proceso	70,598	54,746
Productos en proceso	11,809	4,152
Materias primas y material de empaque	11,311	9,021
Existencias por recibir	58,047	63,471
	700,892	**607,769**
Provisión para desvalorización de existencias	(17,109)	(11,253)
	683,783	**596,516**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-10	30-06-09
	S/.000	S/.000
Saldo inicial	11,253	6,541
Adiciones del período	10,236	1,528
Transferencias al activo fijo	1,423	(169)
Aplicaciones por ventas	(5,803)	(1,623)
Saldo final	**17,109**	**6,277**

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transf. de existencias	Transf. a existencias usadas	Adiciones de Subsidiarias Adquiridas	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	99,474	1,220	(7)	-	-	29,243	**129,929**
Edificios y otras construcciones	147,209	186	-	-	-	27,501	**174,895**
Instalaciones	12,715	562	(774)	-	-	(126)	**12,377**
Maquinaria y equipo	200,556	13,872	(3,918)	3,675	-	14,753	**228,939**
Maquinaria y equipo-							
Flota de alquiler	334,670	33,732	(4,022)	34,264	(92,319)	33,758	**340,083**
Unidades de transporte	12,701	1,852	(418)	8,044	(326)	6,103	**27,956**
Muebles y enseres	57,013	3,476	(127)	-	-	9,268	**69,631**
Unidades por recibir	2,653	581	-	-	-	(343)	**2,891**
Trabajos en curso	6,215	6,913	(56)	-	-	(1,662)	**11,411**
	873,205	**62,394**	**(9,322)**	**45,983**	**(92,645)**	**118,496**	**998,112**
Depreciación Acumulada -							
Edificios y otras construcciones	47,919	2,672	-	-	-	7,789	**58,380**
Instalaciones	8,476	317	(621)	-	-	-	**8,172**
Maquinaria y equipo	130,311	8,858	(2,223)	-	-	12,091	**149,037**
Maquinaria y equipo-							
Flota de alquiler	95,993	24,131	77	-	(33,652)	8,077	**94,626**
Unidades de transporte	8,704	1,327	(396)	-	(27)	4,085	**13,693**
Muebles y enseres	40,410	2,768	(122)	-	-	7,857	**50,915**
	331,812	**40,074**	**(3,285)**	**-**	**(33,679)**	**39,900**	**374,824**
Provisión para desvalorización	(3,791)	(531)	-	1,425	-	(567)	**(3,464)**
Costo neto	537,602						619,824

Conciliación entre importe total de pagos del arrendamiento y su valor presente:

	30-06-10	31-12-09
	S/.000	S/.000
Total de pagos del arrendamiento	36,557	46,535
Menos: interés descontado a la tasa efectiva anual	4,872	5,768
Valor presente de pagos del arrendamiento	31,685	40,767


Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Pagos mínimos de arrendamiento por pagar al 30-06-10 y el correspondiente valor presente:

Vencimientos	30-06-10		31-12-09	
	Pagos mínimos	**Valor Presente**	**Pagos mínimos**	**Valor Presente**
	S/.000	S/.000	S/.000	S/.000
Hasta un año	14,704	13,298	19,391	17,670
Entre dos y cinco años	21,854	18,387	27,144	23,097
Totales	36,557	31,685	46,535	40,767

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	1,250	3,534	1,250	3,534		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	42,405			15,000	42,405
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,270			10,000	28,270
Primera emisión, Serie B, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	42,405			15,000	42,405
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,203			7,500	21,203
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	29,684			10,500	29,684
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2012	12,000	33,924			12,000	33,924
Primera emisión serie A, del segundo programa IRD	Noviembre del 2009	Hasta Noviembre del 2012	10,000	28,270			10,000	28,270
Primera emisión serie B, del segundo programa IRD	Mayo del 2010	Hasta Marzo del 2013	15,000	42,405			15,000	42,405
Primera emisión serie C, del segundo programa IRD	Junio del 2010	Hasta Junio del 2013	10,000	28,270			10,000	28,270
TOTALES			106,250	300,370	1,250	3,534	105,000	296,835

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/.8.7 millones.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, serie A, del primer programa	Abril 2010	625	1,767
Primera emisión, Serie A, del primer programa	Mayo 2010	15,000	42,405
TOTALES		15,625	44,172

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

2010	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Otras unidades de negocio	Total
	S/.000	S/.000	S/.000	S/.000		S/.000
Total ingresos por ventas y servicios	1,105,179	90,590	82,150	19,858	121,104	1,418,881
Utilidad de operación	94,808	1,813	6,073	667	8,504	111,865
Principales activos:						
Cuentas por Cobrar	512,299	68,209	30,811	24,237	81,927	717,483
Existencias	513,975	60,207	21,401	22,350	65,850	683,783
Activos fijos	220,888	30,347	245,457	9,500	113,631	619,824

2009	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Otras unidades de negocio	Total
	S/.000	S/.000	S/.000	S/.000		S/.000
Total ingresos por ventas y servicios	921,292	82,770	49,351	39,517	81,778	1,174,708
Utilidad de operación	82,177	5,780	12,884	1,784	7,294	109,919
Principales activos:						
Cuentas por Cobrar	357,981	58,095	8,519	25,207	31,776	481,578
Existencias	581,780	103,256	9,751	29,113	51,641	775,541
Activos fijos	233,006	32,658	236,060	16,792	20,683	539,199

8) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2010 se aprobó el pago de dividendos en efectivo por S/. 28.0 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 62.4 y S/. 1.2 millones, respectivamente. La Junta aprobó la transferencia de S/. 10.0 millones de resultados acumulados a reserva legal.

El capital está representado por 482'691,963 acciones comunes de un valor nominal de S/.1.10 cada una.



Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El ajuste de valor razonable de los instrumentos financieros designados como de coberturas contables de flujo de efectivo, neto de su correspondiente impuesto a la renta diferido fue un crédito por S/.1.7 millones.

El registro contable de los ajustes patrimoniales de compañías asociadas al valor de participación patrimonial fue un débito por S/.2.3 millones.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2010, la Compañía mantiene diversas acotaciones tributarias por el impuesto a la renta e impuesto general a las ventas por revisiones de ejercicios del 2000 al 2005, por un total aproximado de S/. 106.3 millones, que incluye multas e intereses. La Compañía ha presentado los recursos de apelación ante la Superintendencia Nacional de Administración Tributaria (SUNAT) y el Tribunal Fiscal en el Perú, según corresponde; así como también ante las autoridades tributarias en el domicilio de las subsidiarias del extranjero.

Al 30 de junio del 2010, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.7 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2010, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 73.0 millones y US $ 13.3 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 9.5 millones, que garantizan transacciones diversas.

c. Al 30 de junio del 2010, en la subsidiaria Depósitos Efe S.A., la mercadería en depósito simple y aduanero asciende a US$ 5 millones y US$ 8 millones respectivamente. Asimismo, a esa fecha dicha compañía, tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$ 0.3 millones.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-10	30-06-09	30-06-10	30-06-10
Utilidad neta	S/.	30,259,407	37,860,584	65,411,798	67,893,584
Promedio ponderado de las acciones comunes en circulación		482,691,963	482,691,963	482,691,963	482,691,963
Utilidad básica por acción	S/.	0.063	0.078	0.136	0.141

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-10	30-06-09
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	45,983	47,846
Transferencias de inmuebles, maquinaria y equipo a existencias	58,966	34,351


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2010	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2010 y 31 de Diciembre del año 2009
(En miles de nuevos soles)

	Notas	Al 30 de Junio 2010	Al 31 de Diciembre 2009
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		154,162	108,415
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	602,911	408,208
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)	3	73,621	51,225
Existencias (neto)	4	683,783	596,516
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		17,005	4,316
Otros Activos		0	0
Total Activo Corriente		**1,531,482**	**1,168,680**
Activo No Corriente			
Inversiones Financieras		**42,951**	**43,122**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		41,640	41,811
Otras Inversiones Financieras		1,311	1,311
Cuentas por Cobrar Comerciales	2	114,572	36,993
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	619,824	537,602
Activos Intangibles (neto)		4,758	4,883
Activo por Impuesto a la Renta y Participaciones Diferidos		38,830	21,311
Crédito Mercantil		0	0
Otros Activos		1,822	656
Total Activo No Corriente		**822,757**	**644,567**
TOTAL ACTIVO		**2,354,239**	**1,813,247**

	Notas	Al 30 de Junio 2010	Al 31 de Diciembre 2009
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		1,234	509
Obligaciones Financieras	6	533,010	303,786
Cuentas por Pagar Comerciales		305,426	214,471
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		19,095	25,565
Otras Cuentas por Pagar		149,584	123,198
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**1,008,349**	**667,529**
Pasivo No Corriente			
Obligaciones Financieras	6	663,236	508,318
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		13,243	4,556
Total Pasivo No Corriente		**676,479**	**512,874**
Total Pasivo		**1,684,828**	**1,180,403**
Patrimonio Neto			
Capital		530,961	467,298
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		24,218	26,094
Reservas Legales		49,000	39,446
Otras Reservas		0	0
Resultados Acumulados		65,412	100,006
Diferencias de Conversión		(180)	0
Total Patrimonio Neto atribuible a la Matriz		**669,411**	**632,844**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**669,411**	**632,844**
TOTAL PASIVO Y PATRIMONIO NETO		**2,354,239**	**1,813,247**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2010	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2010	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		726,342	594,070	1,418,881	1,174,708
Otros Ingresos Operacionales		50	919	83	1,043
Total de Ingresos Brutos		**726,392**	**594,989**	**1,418,964**	**1,175,751**
Costo de Ventas (Operacionales)		(573,151)	(485,896)	(1,127,822)	(915,676)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(573,151)**	**(485,896)**	**(1,127,822)**	**(915,676)**
Utilidad Bruta		**153,241**	**109,093**	**291,142**	**260,075**
Gastos de Ventas		(58,694)	(49,390)	(110,184)	(98,352)
Gastos de Administración		(35,973)	(26,664)	(70,445)	(54,899)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	0	1,352	3,095
Otros Gastos		(618)	(140)	0	0
Utilidad Operativa		**57,956**	**32,899**	**111,865**	**109,919**
Ingresos Financieros		12,338	55,118	33,586	55,585
Gastos Financieros		(18,457)	(26,524)	(36,321)	(53,999)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		1,276	734	2,126	1,034
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**53,113**	**62,227**	**111,256**	**112,539**
Participación de los trabajadores		(8,689)	(5,245)	(13,805)	(9,924)
Impuesto a la Renta		(14,165)	(19,121)	(32,039)	(34,721)
Utilidad (Pérdida) Neta de Actividades Contínuas		**30,259**	**37,861**	**65,412**	**67,894**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**30,259**	**37,861**	**65,412**	**67,894**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		30,259	37,861	65,412	67,894
Intereses Minoritarios		0	0	0	0
		30,259	**37,861**	**65,412**	**67,894**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	10	0.063	0.078	0.136	0.141
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2010 al 30 de Junio de 2010	Del 1 de Enero de 2009 al 30 de Junio de 2009
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,301,913	1,406,295
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		5,178	7,909
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		10,424	13,662
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,136,036)	(828,096)
Remuneraciones y Beneficios Sociales		(142,797)	(132,424)
Tributos		(69,049)	(72,009)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(15,317)	(18,585)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(45,684)**	**376,752**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		2,276	13,937
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	3,386
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(105,385)	(2,738)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(21,749)	(15,303)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(6,913)	(12,026)
Compra y desarrollo de Activos Intangibles		(642)	(930)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(132,413)**	**(13,674)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		0	0
Emisión y aceptación de Obligaciones Financieras		306,738	0
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	1,066
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		0	(309,532)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(35,070)	(41,513)
Dividendos Pagados a accionistas de la Matriz		(28,038)	(20,762)
Dividendos Pagados a Intereses Minoritarios		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(19,786)	(14,739)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**223,844**	**(385,480)**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**45,747**	**(22,402)**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		108,415	81,866

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**154,162**	**59,464**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	65,412	67,894
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	4,991	4,061
Desvalorización de Existencias	10,236	872
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	40,074	39,960
Amortización de Activos Intangibles	767	303
Amortización de Otros Activos	0	0
Provisiones	25,520	36,809
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	36,321	53,999
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	
Otros	0	0
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(1,083)	(3,085)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(2,126)	(1,034)
Impuesto a la Renta y Participación de los Trabajadores	(1,491)	(2,466)
Otros	(11,069)	(8,184)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(148,811)	(5,082)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(22,396)	13,991
(Aumento) Disminución en Existencias	(87,267)	221,560
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(12,689)	(3,825)
(Aumento) Disminución de Otros Activos	18,560	(627)
Aumento (Disminución) de Cuentas por Pagar Comerciales	90,955	4,837
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	(4,524)	7,006
Aumento (Disminución) de Otras Cuentas por Pagar	(47,064)	(50,237)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(45,684)**	**376,752**

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	30,895	0	80,952	0	**537,153**	0	537,153
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	15,816	0	0	0	0	**15,816**	0	15,816
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**15,816**	**0**	**0**	**0**	**0**	**15,816**	**0**	**15,816**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	67,894	0	**67,894**	0	67,894
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**15,816**	**0**	**0**	**67,894**	**0**	**83,710**	**0**	**83,710**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	**(20,772)**	0	(20,772)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	**0**	0	0
15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	**0**	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	**0**	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	206	8,551	0	(8,552)	0	**205**	0	205
Saldos al 30 de Junio de 2009	**467,190**	**0**	**(113)**	**25,879**	**39,446**	**0**	**67,894**	**0**	**600,296**	**0**	**600,296**
Saldos al 1ero. de enero de 2010	467,298	0	0	26,094	39,446	0	100,006	0	**632,844**	0	632,844
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	65,412	0	**65,412**	0	65,412
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**0**	**0**	**0**	**65,412**	**0**	**65,412**	**0**	**65,412**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	0	0	**0**	0	0
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	(28,038)	0	**(28,038)**	0	(28,038)
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	**0**	0	0
15. Capitalización de partidas patrimoniales	63,663	0	0	(1,248)	0	0	(62,415)	0	**0**	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	(180)	**(180)**	0	(180)
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	**0**	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(628)	9,554	0	(9,553)	0	**(627)**	0	(627)
Saldos al 30 de Junio de 2010	**530,961**	**0**	**0**	**24,218**	**49,000**	**0**	**65,412**	**(180)**	**669,411**	**0**	**669,411**



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNAR CHAUCA QUISPE
Contador G - Mat. 19915

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio de 2010. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.



Mariela García de Fabri
Gerente General



Víctor Astete Palma
Gerente División Contraloría



Bernardo Chauca Quispe
Gerente de Contabilidad

Lima, 30 de julio de 2010

Este documento debe ser leído conjuntamente con el informe de gerencia sobre los estados financieros consolidados de Ferreyros S.A.A. y Subsidiarias

ANÁLISIS Y DISCUSIÓN DE LA GERENCIA SOBRE LOS ESTADOS FINANCIEROS DE FERREYROS S.A.A.

RESUMEN DE RESULTADOS
(En millones de soles)

	2T 2010	2T 2009	Variación %	1S 2010	1S 2009	Variación %
Ventas Netas	536.4	496.5	8.0	1,069.2	983.9	8.7
Utilidad Bruta	110.3	90.6	21.7	215.7	217.3	-0.7
Utilidad de operación	39.3	26.6	48.0	81.4	91.4	-10.9
Utilidad (pérdida) en Cambio	2.4	40.4	-94.2	9.1	35.8	-74.6
Utilidad Neta	31.2	38.1	-18.2	65.8	68.2	-3.5
EBITDA	66.1	56.0	18.1	136.4	144.4	-5.6

RESULTADO DEL SEMESTRE

Al cierre del primer semestre del 2010, las ventas netas de Ferreyros alcanzaron S/ 1,069.2 millones frente a S/. S/. 983.9 millones del mismo período del año anterior, es decir, un incremento de 8.7%. Si se considera las ventas en dólares, moneda en la cual se facturan las ventas de Ferreyros, éstas ascendieron a US$ 375.8 en el 1S 2010 y US$ 317.6 en el 1S 2009, lo que significa un incremento de 18.3%. El crecimiento es menor en soles debido a que el tipo de cambio promedio de las ventas del 1S 2010 fue de S/. 2.845, mientras que el tipo de cambio promedio de las ventas del 1S 2009 fue de S/. 3.098.

La utilidad neta al cierre del 1S 2010 ascendió a S/. 65.8 en comparación con S/. 68.2 millones de similar período del año anterior, lo que significa una pequeña disminución de 3.5%, debido principalmente a que la ganancia en cambio registrada en el 1S 2010 por S/. 9.1 millones fue bastante menor que la registrada en el 1S 2009 por S/. 35.8 millones. Sin embargo, la menor ganancia en cambio de S/. 26.7 millones fue compensada con la disminución de S/. 21.8 millones en los gastos financieros y por una aumento de S/. 9.4 millones en las utilidades de subsidiarias.

Al 30 de junio de 2010, la utilidad antes de intereses, impuestos y participaciones, depreciación y amortización (EBITDA, por sus siglas en inglés) ascendió a S/. 136.4 millones frente a S/. 144.4 millones de igual período del año anterior, lo cual representa una ligera disminución de 5.6%, debido a la disminución de la utilidad operativa antes de depreciación y amortización, como consecuencia de las fluctuaciones del tipo de cambio.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

RESULTADO DEL TRIMESTRE

Las ventas netas del 2T 2010 ascendieron a 536.4 millones, lo que representa un crecimiento de 8.0% en comparación con S/. 496.5 millones del mismo período del año anterior. Si se consideran las ventas en dólares, éstas fueron por US$ 188.7 millones en el 2T 2010 y por US$ 164.2 en el 2T 2009, lo cual representa un aumento de 15.0%. El crecimiento es menor en soles debido a que el tipo de cambio promedio de las ventas del 2T 2010 fue de S/. 2.842, mientras que el tipo de cambio promedio de las ventas del 2T 2009 fue de S/. 3.024.

La utilidad bruta del 2T 2010 ascendió a S/. 110.3 millones, 21.7% mayor que S/. 90.6 millones de similar período del año anterior. En términos porcentuales, el margen bruto del 1T 2010 es 20.6% frente a 18.3% del 2T 2009.

Por su parte, la utilidad neta del 2T 2010 alcanzó S/. 31.2 millones en comparación con S/. 38.1 millones de similar período del año anterior, lo cual significa una disminución de 18.2%, debido, principalmente, a que la ganancia en cambio por S/. 2.4 millones registrada en el 2T 2010 fue bastante menor que la registrada por S/. 40.4 millones en el mismo período del año anterior. Como se sabe, la utilidad de la Compañía se ve afectada por la volatilidad del tipo de cambio, a pesar de que tanto las compras como las ventas se efectúan en moneda extranjera. Cabe resaltar, que la menor ganancia en cambio de S/. 38.0 millones fue compensada, principalmente, por una mayor utilidad bruta de S/. 19.6 millones y por una significativa disminución de S/. 10.4 millones en los gastos financieros.

La utilidad antes de intereses, impuestos y participaciones, depreciación y amortización (EBITDA, por sus siglas en inglés) del 2T 2010 ascendió a S/. 66.1 millones frente a S/. 56.0 millones de igual período del año anterior, lo cual representa un incremento de 18.1%.

GESTIÓN COMERCIAL

VENTAS NETAS
(En millones de soles)

	2T 10	2T 09	Variación %	Acumulado al 30-06-10	Acumulado al 30-06-09	Variación %
Caterpillar:						
Gran minería	77.4	126.2	-38.7	210.0	225.0	-6.7
Otros	152.9	107.8	41.7	273.0	213.2	28.0
	230.3	234.1	-1.6	483.0	438.3	10.2
Equipos agrícolas	7.5	9.1	-17.7	11.8	30.1	-60.9
Automotriz	34.1	26.8	27.1	74.6	66.3	12.4
Unidades usadas	23.7	9.1	159.1	46.5	14.8	215.2
	295.5	**279.1**	**5.9**	**615.9**	**549.5**	**12.1**
Repuestos y servicios	225.6	198.6	13.6	427.4	401.0	6.6
Alquileres	15.2	18.8	-19.0	25.9	33.4	-22.5
Total	**536.4**	**496.5**	**8.0**	**1,069.2**	**983.9**	**8.7**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Entre las principales líneas de venta que presentaron una destacada participación se encuentra la de equipos *Caterpillar* vendidos a sectores económicos diferentes al de la gran minería, que registró un importante incremento de 41.7% respecto a similar trimestre del año 2009.

De igual manera, se produjo un incremento de 159.1% en la venta de equipos usados, provenientes de la unidad de negocios Rentafer, principalmente a clientes del sector construcción, el cual ha registrado un crecimiento importante en el segundo semestre de 2010.

Asimismo, se registró un aumento de 27.1% en las ventas de automotriz, gracias a la reactivación del mercado de camiones y tractocamiones, que en el año 2009 fue seriamente afectado por la crisis financiera internacional.

Ventas - Repuestos y Servicios
(en S/. millones)


202
199
215
194
202
226
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010

Por otro lado, las ventas de repuestos y servicios mostraron un crecimiento de 13.6% en comparación con el mismo período del año anterior, como consecuencia de un aumento en la demanda de clientes de los sectores construcción y gran minería.

Ferreyros: Participación Líneas de ventas
(al 30 de junio del 2010)


Usadas 4%
Rep y Ser 40%
Automotriz 7%
Alquileres 2%
Agrícola 1%
Caterpillar 46%

Como se puede apreciar, las ventas de la línea Caterpillar representan más del 90% de los ingresos de la compañía, si se considera equipos nuevos y usados, alquileres y repuestos y servicios


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


Ferreyros: Participación sectorial en las ventas - 2T 2010
(En porcentajes)
Comercio 1%
Agricultura 2%
Hidrocarburos 2.0%
Gobierno 2%
Serv Equipos 3%
Otros 3.7%
Minería 56%
Construcción 26%
Transporte 3%
Pesca 2%
Industria 1%

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 56% y 26%, respectivamente, en el total de ventas del 2T 2010.

ANALISIS Y DISCUSIÓN DE LA GERENCIA SOBRE LOS ESTADOS FINANCIEROS

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la Compañía, correspondientes al segundo trimestre del 2010 y 2009. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas que se muestra en el anexo 1, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS


VENTAS NETAS POR TRIMESTRE
(EN MILLONES DE SOLES)
600
500
400
300
200
100
0
412
487
497
453
399
533
536
4T 2008
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las ventas netas del 2T 2010 ascendieron a S/. 536.4 millones, en comparación con S/. 496.5 millones del mismo período del año anterior, lo cual equivale a un incremento de 8.0%, que se explica por lo siguiente:

En el 2T 2010, las ventas de productos principales (máquinas, motores, equipos agrícolas, automotriz y unidades usadas), registraron un incremento de 5.9% con respecto a las del 2T 2009, debido a lo siguiente:

- Incremento de 159.1% en la venta de equipos usados, debido a un aumento en la venta de unidades de la ex flota de alquiler principalmente a clientes del sector construcción, el cual ha registrado un crecimiento importante en lo que va del año 2010.

- Aumento de 27.1% en las ventas de automotriz, gracias a la reactivación del mercado de camiones y tractocamiones, que en el año 2009 fue seriamente afectado por la crisis financiera internacional.

Por otra parte, en el segundo trimestre de 2010:

- Las ventas de repuestos y servicios mostraron un crecimiento de 13.6% en comparación con el mismo período del año anterior, como consecuencia de un aumento en la demanda de clientes de los sectores construcción y gran minería.

- Los ingresos por alquiler de equipo pesado registraron una disminución de 19%, que se explica por una devolución de una flota de equipos efectuada por un cliente del sector construcción, debido a la terminación de los trabajos de un proyecto para cuya ejecución fueron alquiladas dichas unidades.

UTILIDAD BRUTA


UTILIDAD BRUTA POR TRIMESTRE
(EN MILLONES DE SOLES)
140
120
100
80
60
40
20
0
109
127
91
99
70
105
110
4T 2008
1T 2009
2T 2009
3T 2009
4T 2009
1T 2010
2T 2010

La utilidad bruta del 2T 2010 ascendió a S/. 110.3 millones frente a S/. 90.6 millones del mismo período del año anterior, es decir, un aumento de 21.7%. En términos


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

porcentuales, el margen bruto del 2T 2010 es 20.6% en comparación con 18.3% del 2T 2009.

GASTOS DE VENTA Y ADMINISTRACIÓN

Los gastos de venta y administración ascendieron en el 2T 2010 a S/. 73.9 millones, 14.9% mayor que S/. 64.3 millones del mismo período del año anterior, que se explica principalmente por: i) un crecimiento de los gastos variables como consecuencia del aumento en las ventas netas, y ii) aumento en los gastos de garantía de equipos vendidos, y iii) contratación de personal técnico para atender la demanda futura de servicio posventa.

OTROS INGRESOS (EGRESOS), NETO

En el 2T 2010 este rubro representa un ingreso neto de S/.2.9 millones frente a ingreso neto de S/.0.2 millones del mismo período del año anterior. El mayor ingreso neto registrado en el 2T 2010 debido a que en el 2T 2009 se registró una provisión para fluctuación del valor de una subsidiaria por S/. 2.0 millones. En el 2T 2010, no hubo necesidad de registrar dicha provisión.

INGRESOS FINANCIEROS

Los ingresos financieros del 2T 2010 ascendieron a S/. 4.1 millones en comparación con S/. 5.3 millones del mismo período del año anterior, lo que significa una disminución de 23.3%, explicada principalmente por la reducción en las ventas financiadas por la Compañía, como consecuencia de medidas adoptadas para reducir el riesgo de malas deudas. Parte importante del financiamiento a clientes ha sido transferida a entidades financieras.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 10.3 millones en el 2T 2010 en comparación con S/.20.7 millones del mismo período del año anterior, debido básicamente a una disminución de S/. 424.6 millones en el pasivo promedio sujeto a pago de intereses (S/. 631.7 millones en el 2T 2010; S/. 1,056.3 millones en el 2T 2009), la cual ha sido alcanzada gracias a la venta del inventario en exceso, que produjo recursos que fueron destinados al pago de las obligaciones contraídas para cancelar su adquisición, y ii) reducción de las tasas de interés de los fondos obtenidos, tanto de instituciones financieras como del mercado de capitales, para financiar las actividades de la Compañía.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADA

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 9.2 millones en el 2T 2010, en comparación con S/. 7.1 millones del mismo período del año anterior, es decir, un aumento de 28.5%, explicado por: i) un aumento de S/. 0.6 millones en los resultados de las subsidiarias nacionales más importantes, las mismas que han incrementado sus ingresos gracias al dinamismo registrado por la actividad económica del país; y ii) utilidades por S/. 1.4 millones, generadas por las subsidiarias de Guatemala, El Salvador y Belice, las cuales fueron adquiridas por la Compañía en enero del año en curso.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

UTILIDAD (PÉRDIDA) EN CAMBIO

Las operaciones en moneda extranjera de Ferreyros en el 2T 2010 arrojaron una utilidad en cambio de S/. 2.4 millones, frente a una utilidad en cambio por S/. 40.4 millones del mismo período del año anterior. La utilidad en cambio del 2T 2010 fue generada por una ligera apreciación del sol respecto al dólar de 0.53%, mientras que la utilidad del 2T 2009 fue producida por una apreciación del sol frente al dólar de 4.72%.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2010 y de 2009 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del 2T 2010 alcanzó S/. 31.2 millones en comparación con S/. 38.1 millones de similar período del año anterior, lo cual significa una disminución de 18.2%, debido principalmente a que la ganancia en cambio por S/. 2.4 millones registrada en el 2T 2010 fue bastante menor que la registrada por S/. 40.4 millones en el mismo período del año anterior. Sin embargo, la menor ganancia en cambio de S/. 38.0 millones fue compensada, en parte, por una mayor utilidad bruta de S/. 19.6 millones y por una disminución de S/. 10.4 millones en los gastos financieros.

ANÁLISIS DEL BALANCE GENERAL

Como se puede observar en el anexo 2, al 30 de junio de 2010, el total de activos ascendió a S/. 1,680.3 millones en comparación con S/. 1,690.1 millones al 30 de junio de 2009, lo cual significa una disminución neta de S/. 9.8 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

- Disminución neta de Existencias por S/. 181.3 millones, debido a medidas que adoptó la Compañía para disminuir el alto crecimiento del inventario registrado a partir del tercer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue generado por la necesidad de atender el aumento en las ventas y, adicionalmente, por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 6 meses), debido a la expansión de la demanda mundial que se experimentó hasta mediados del segundo semestre del 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos con posterioridad para satisfacer a sus clientes con entregas inmediatas.

  Incremento neto de Cuentas por cobrar comerciales de corto y largo plazo por S/. 63.7 millones, debido principalmente a las mayores ventas efectuadas en lo que va del año 2010. Sin embargo, parte importante de dicho monto será pagado por los clientes, en los próximos meses, mediante financiamiento obtenido de instituciones financieras

- Incremento de Inversiones en Valores por S/. 21.9 millones, que se explica, básicamente, por las utilidades de subsidiarias reconocidas por el método de participación patrimonial.

Al 30 de junio de 2010, el total de pasivos ascendió a S/. 1,008.0 millones en comparación con S/. 1,085.0 millones al 30 de junio de 2009, lo que equivale a una disminución de S/. 77.0 millones (-7.1%).

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
VICTOR ASTETE PALMA


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General • Mat. 19915

La conformación de las obligaciones de la Compañía al 30 de junio de 2010 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2010 es de 1.76, superior al ratio corriente de 1.59 al 30 de junio de 2009.

El ratio de endeudamiento financiero al 30-06-10 es 0.89 en comparación con 1.45 al 30-06-09. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 30-06-10 es 1.50 en comparación con 1.81 al 30-06-09.

PERFIL DE LA EMPRESA


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren, facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en los que actúa. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, el alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La Compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong, Atlas Copco Drilling Solutions, Sullair y Zaccaría, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Centralería

Como parte de su estrategia, la Organización Ferreyros considera lograr parte de su crecimiento a través de sus empresas subsidiarias, las cuales agregan mayores volúmenes de ingresos y utilidades, amplían la cobertura de mercado y proporcionan un portafolio de productos y servicios que complementa la oferta de soluciones que se integran a las que Ferreyros pone a disposición de sus clientes, muchos de los cuales reciben productos y servicios de varias empresas de la organización.

De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros forma grupo económico con las siguientes subsidiarias:

Subsidiaria	Participación
Inti Inversiones Interamericanas Corp (*)	100.00%
Unimaq S.A.	99.99%
Orvisa S.A.	99.00%
Mega Representaciones S.A.	99.99%

Fiansa S.A. comunes	99.44%
Fiansa S.A. Inversión	96.48%
Fargoline S.A.	99.86%
Ferrenergy S.A.C.	50.00%
Cresko S.A.	99.99%
Domingo Rodas S.A.	99.89%
Motorindustria S.A.	99.99%

(*) Inversiones en Centroamérica



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas

(En miles de nuevos soles)

	2T 10	%	2T 09	%	Var %	Acumulado al 30-06-10	%	Acumulado al 30-06-09	%	Var %
Ventas Netas	536,402	100.0	496,516	100.0	8.0	1,069,227	100.0	983,910	100.0	8.7
Costo de Ventas	(426,133)	(79.4)	(405,879)	(81.7)	5.0	(853,510)	(79.8)	(766,651)	(77.9)	11.3
Utilidad Bruta	**110,269**	**20.6**	**90,637**	**18.3**	**21.7**	**215,717**	**20.2**	**217,259**	**22.1**	**(0.7)**
Gastos de Venta y Administración	(73,884)	(13.8)	(64,277)	(12.9)	14.9	(139,661)	(13.1)	(128,789)	(13.1)	8.4
Otros Ingresos (Egresos), neto	2,909	0.5	193	0.0	(1,403.4)	5,342	0.5	2,921	0.3	82.9
Utilidad en operaciones	**39,294**	**7.3**	**26,553**	**5.3**	**48.0**	**81,398**	**7.6**	**91,391**	**9.3**	**(10.9)**
Ingresos Financieros	4,096	0.8	5,343	1.1	(23.3)	8,312	0.8	11,246	1.1	(26.1)
Utilidad (pérdida) en cambio	2,356	0.4	40,402	8.1	(94.2)	9,085	0.8	35,817	3.6	(74.6)
Gastos Financieros	(10,348)	(1.9)	(20,700)	(4.2)	(50.0)	(20,875)	(2.0)	(42,665)	(4.3)	(51.1)
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	9,181	1.7	7,146	1.4	28.5	20,258	1.9	10,894	1.1	86.0
Utilidad antes de Participaciones e Impuesto a la Renta	**44,579**	**8.3**	**58,744**	**11.8**	**(24.1)**	**98,178**	**9.2**	**106,683**	**10.8**	**(8.0)**
Participaciones	(2,799)	(0.5)	(4,647)	(0.9)	(39.8)	(7,297)	(0.7)	(8,638)	(0.9)	(15.5)
Utilidad antes de Impuesto a la Renta	**41,780**	**7.8**	**54,097**	**10.9**	**(22.8)**	**90,881**	**8.5**	**98,045**	**10.0**	**(7.3)**
Impuesto a la Renta	(10,620)	(2.0)	(16,023)	(3.2)	(33.7)	(25,044)	(2.3)	(29,800)	(3.0)	(16.0)
Utilidad neta	**31,161**	**5.8**	**38,074**	**7.7**	**(18.2)**	**65,837**	**6.2**	**68,245**	**6.9**	**(3.5)**
Utilidad por acción	0.065		0.079			0.136		0.141		
EBITDA	**66,126**		**55,989**		**18.1**	**136,371**		**144,422**		**(5.6)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Jun-10	30-Jun-09	Variación %
Caja y bancos	126,795	48,535	161.2
Cuentas por cobrar comerciales	415,362	330,564	25.7
Inventarios	454,145	635,487	-28.5
Cuentas por cobrar vinculadas	31,072	14,093	120.5
Otras cuentas por cobrar	22,770	6,631	243.4
Gastos pagados por anticipado	8,092	3,452	134.4
Activo Corriente	**1,058,236**	**1,038,762**	1.9
Cuentas por cobrar comerciales a largo plazo	14,983	36,119	-58.5
Equipo de alquiler	220,900	266,059	-17.0
Otros activos fijos	403,064	367,132	9.8
	623,964	633,191	-1.5
Depreciación acumulada	(251,528)	(232,390)	8.2
Inmueble, maquinaria y equipo, neto	372,436	400,801	-7.1
Inversiones	214,454	192,575	11.4
Otros activos no corrientes	20,144	21,796	-7.6
Activo no Corriente	**622,017**	**651,291**	-4.5
Total Activo	**1,680,253**	**1,690,053**	-0.6
Deuda de corto plazo	96,458	149,751	-35.6
Otros pasivos corrientes	504,174	503,262	0.2
Pasivo corriente	**600,632**	**653,013**	-8.0
Deuda de largo plazo	407,354	431,962	-5.7
Total Pasivo	**1,007,986**	**1,084,975**	-7.1
Ganancias diferidas	1,395	4,071	-65.7
Patrimonio	**670,872**	**601,007**	11.6
Total Pasivo y Patrimonio	**1,680,253**	**1,690,053**	-0.6
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	26,403	30,890	
Ratios Financieros			
Ratio corriente	1.76	1.59	
Ratio Endeudamiento Financiero	0.89	1.45	
Ratio Endeudamiento Total	1.50	1.81	
Valor contable por acción	1.39	1.42	



Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.



CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

VENTAS NETAS
(En millones de soles)

	2T 10	%	2T 09	%	Variación %	Acumulado al 30-06-10	%	Acumulado al 30-06-09	%	Variación %
Gran minería	77,422	14.4	126,242	25.4	-38.7	210,036	19.6	225,031	22.9	-6.7
Otros	152,859	28.5	107,848	21.7	41.7	272,977	25.5	213,238	21.7	28.0
	230,280	42.9	234,090	47.1	-1.6	483,013	45.2	438,269	44.5	10.2
Equipos agrícolas	7,477	1.4	9,088	1.8	-17.7	11,787	1.1	30,126	3.1	-60.9
Automotriz	34,095	6.4	26,835	5.4	27.1	74,556	7.0	66,314	6.7	12.4
Unidades usadas	23,672	4.4	9,135	1.8	159.1	46,506	4.3	14,754	1.5	215.2
	295,525	55.1	279,148	56.2	5.9	615,861	57.6	549,463	55.8	12.1
Repuestos y servicios	225,632	42.1	198,558	40.0	13.6	427,448	40.0	401,000	40.8	6.6
Alquileres	15,245	2.8	18,811	3.8	-19.0	25,917	2.4	33,447	3.4	-22.5
Total	536,402	100.0	496,516	100.0	8.0	1,069,227	100.0	983,910	100.0	8.7

DISTRIBUCION PORCENTUAL DE LAS VENTAS POR SECTORES ECONOMICOS

	2T 10	2T 09	Acumulado al 30-06-2010	Acumulado al 30-06-2009
Minería	56.4%	58.9%	56.2%	59.5%
Construcción	26.1%	18.9%	25.1%	15.9%
Transporte	2.7%	2.1%	3.2%	3.3%
Servicio para equipos	2.8%	5.3%	2.5%	4.7%
Gobierno	1.7%	4.3%	2.4%	4.7%
Agricultura	1.7%	1.4%	1.8%	2.5%
Pesca	1.5%	2.0%	1.4%	2.1%
Comercio y Servicios	1.4%	3.3%	1.5%	2.9%
Industria	0.9%	0.8%	0.7%	1.0%
Hidrocarburos	0.9%	0.4%	1.4%	0.6%
Otros	3.9%	2.5%	3.8%	2.9%
Total	100.0%	100.0%	100.0%	100.0%


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 30 de junio del 2010
(En miles de US dólares)

	Total Pasivo	Pasivo corriente	Pasivo a largo plazo		Pasivo Financiero
			Parte corriente	Largo plazo	
Bancos Nacionales	34,000	34,000	-	-	34,000
Bancos Exterior	29,000	29,000	-	-	29,000
Inst. Financ. Nacionales (Leasing)	5,430	-	1,234	4,196	5,430
Inst. Financ. Nacionales	34,621	-	14,048	20,573	34,621
Inst. Financ. del exterior	2,667	-	2,667	0	2,667
Proveedores:					
Facturas por pagar Caterpillar	36,227	36,227			
Letras por pagar Caterpillar	13,852	13,852			13,852
Otros	25,203	25,203			
Bonos corporativos	106,250	-	1,250	105,000	106,250
Caterpillar Financial Services	29,246	-	14,921	14,325	29,246
Otros pasivos	40,061	40,061			
Total (US$)	**356,557**	**178,343**	**34,120**	**144,094**	**255,066**
Total (S/.)	**1,007,986**	**504,174**	**96,458**	**407,354**	**721,072**


Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

NOTAS A LOS ESTADOS FINANCIEROS
Al 30 de junio 2010

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2009.

2) CUENTAS POR COBRAR COMERCIALES

Al 30 de junio este rubro comprende :

	30-06-2010		31-12-2009	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/. 000	S/. 000	S/. 000	S/. 000
Facturas y letras	458,606	17,155	332,356	33,616
Intereses diferidos	(7,953)	(2,172)	(9,539)	(3,490)
Provisión para cuentas de cobranza dudosa	(35,291)	-	(31,464)	-
Valor en libros	415,362	14,983	291,353	30,127


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La determinación del valor razonable comprende:

	30-06-2010		31-12-2009	
	Corriente	**Largo Plazo**	**Corriente**	**Largo Plazo**
	S/.000	**S/.000**	**S/.000**	**S/.000**
Letras por cobrar a valor nominal	80,719	17,155	75,709	33,616
Intereses descontados	(7,953)	(2,172)	(9,539)	(3,490)
Letras por cobrar a valor presente	72,766	14,983	66,170	30,127
Facturas por cobrar por ventas al contado, con vencimiento entre 30 y 45 días	342,596		225,183	
Valor razonable	415,362	14,983	291,353	30,127

El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	30-06-2010	**30-06-2009**
	S/.000	S/.000
Saldo inicial	31,464	25,844
Adiciones del período	4,672	3,248
Castigos	0	(709)
Diferencia en cambio	(845)	(1,005)
Saldo final	35,291	27,378



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) CUENTAS POR COBRAR DIVERSAS

Al 30 de junio este rubro comprende :

	30-06-2010	31-12-2009
	S/.000	S/.000
Cuentas por cobrar a Caterpillar	14,800	21,910
Cuentas por cobrar al personal	5,799	2,855
Inversiones Progreso	1,685	1,722
Cuenta por cobrar a Ferrenergy SA	1,012	1,655
Reclamos a Compañías de Seguros	371	735
Otras cuentas por cobrar	1,351	2,031
	25,018	30,908
Provisión para cuentas de cobranza dudosa	(2,248)	(2,298)
Valor en libros	22,770	28,610

La determinación del valor razonable comprende:

	30-06-2010	31-12-2009
	S/.000	S/.000
Cuentas por cobrar a corto plazo sin tasa de interés establecida :		
Cuentas por cobrar a Caterpillar	14,800	21,910
Cuentas por cobrar al personal	5,799	2,855
Cuenta por cobrar a Ferrenergy SA	1,012	1,655
Reclamos a Compañías de Seguros	371	735
Otras cuentas por cobrar	788	1,455
	22,770	28,610
Intereses descontados	(244)	(307)
Valor presente	22,526	28,303


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	30-06-2010	31-12-2009
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	817	1,496
Unimaq Sociedad Anónima	544	875
Fargoline Sociedad Anónima	12	125
Varias	56	232
	1,429	2,728
Diversas :		
Inti Inversiones Interamericanas Corp	19,090	0
Domingo Rodas Sociedad Anónima	8,572	9410
Orvisa Sociedad Anónima	504	447
Cresko Sociedad Anónima	34	3,510
Varias	1,443	343
	29,643	13,710
	31,072	**16,438**

	30-06-2010	31-12-2009
	S/.000	S/.000
Por pagar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	790	1,033
Orvisa Sociedad Anónima	451	1,853
Fargoline Sociedad Anónima	277	392
Fiansa Sociedad Anónima	243	256
Mega Representaciones S.A.	151	184
Varias	5	3
	1,916	3,721
Diversas :		
Motorindustria Sociedad Anónima	848	867
Fargoline Sociedad Anónima	55	0
	903	867
	2,819	**4,588**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	30-06-2010	31-12-2009
	S/.000	S/.000
Máquinas, motores y automotores	250,079	285,047
Repuestos	123,942	110,697
Servicios de taller en proceso	57,910	31,949
Existencias por recibir	28,738	35,710
	460,668	463,403
Provisión para desvalorización de existencias	(6,523)	(8,871)
	454,145	454,532

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-2010	30-06-2009
	S/.000	S/.000
Saldo inicial	8,871	4,726
Adiciones del período	1,000	1,041
Transferencias a activo fijo	1,423	(169)
Aplicaciones por ventas	(4,771)	(1,136)
Saldo final	6,523	4,462


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias de existencias S/.000	Transferencias a existencias usadas S/.000	Otras transferencias S/.000	Saldos finales S/.000
Costo -							
Terrenos	68,736	1,200	(7)				69,929
Edificios y otras construcciones	106,838	40					106,878
Instalaciones	4,951	229					5,180
Maquinaria y equipo	144,358	10,419	(3,089)	3,675		(86)	155,278
Maquinaria y equipo, flota de alquiler	274,790	1,975		25,050	(80,915)		220,900
Unidades de transporte	5,111	296	(372)	8,044	(326)		12,753
Muebles y enseres	46,933	1,399	(11)			(115)	48,206
Trabajos en curso	3,853	987					4,840
	655,570	16,545	(3,479)	36,769	(81,241)	(201)	623,964
Depreciación acumulada -							
Edificios y otras construcciones	34,956	1,596					36,552
Instalaciones	3,653	113					3,766
Maquinaria y equipo	101,719	5,745	(1,938)			(213)	105,313
Maquinaria y equipo, flota de alquiler	76,273	16,683			(28,925)		64,031
Unidades de transporte	3,787	174	(372)		(27)	213	3,775
Muebles y enseres	34,063	1,789	(11)			(115)	35,726
	254,451	26,100	(2,321)	0	(28,952)	(115)	249,163
Provisión para desvalorización	3,790				(1,425)		2,365
Costo neto	397,329						372,436

Conciliación entre importe total de pagos del arrendamiento y su valor presente:

	30-06-2010 S/.000	31-12-2009 S/.000
Total de pagos del arrendamiento	17,791	19,945
Menos: interés descontado a la tasa efectiva anual	2,862	2,957
Valor presente de pagos del arrendamiento	14,929	16,988


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Pagos mínimos de arrendamiento por pagar y el correspondiente valor presente:

Vencimientos	30-06-10 Pagos mínimos	30-06-10 Valor Presente	31-12-09 Pagos mínimos	31-12-09 Valor Presente
	S/.000	S/.000	S/.000	S/.000
Hasta un año	4,253	3,981	4,067	3,925
Entre dos y cinco años	13,538	10,948	15,878	13,063
Totales	17,791	14,929	19,945	16,988

7) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	TOTAL	TOTAL	Saldo pendiente de pago: CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	1,250	3,534	1,250	3,534		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	42,405			15,000	42,405
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,270			10,000	28,270
Primera emisión, Serie B, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	42,405			15,000	42,405
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,203			7,500	21,203
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	29,684			10,500	29,684
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2012	12,000	33,924			12,000	33,924
Primera emisión serie A, del segundo programa IRD	Noviembre del 2009	Hasta Noviembre del 2012	10,000	28,270			10,000	28,270
Primera emisión serie B, del segundo programa IRD	Mayo del 2010	Hasta Marzo del 2013	15,000	42,405			15,000	42,405
Primera emisión serie C, del segundo programa IRD	Junio del 2010	Hasta Junio del 2013	10,000	28,270			10,000	28,270
TOTALES			106,250	300,370	1,250	3,534	105,000	296,835

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/.8.7 millones.


Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, serie A, del primer programa	Abril 2010	625	1,767
Primera emisión, Serie A, del primer programa	Mayo 2010	15,000	42,405
TOTALES		15,625	44,172

8) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2010 se aprobó el pago de dividendos en efectivo por S/. 28.0 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 62.4 y S/. 1.2 millones, respectivamente. La Junta aprobó la transferencia de S/. 10.0 millones de resultados acumulados a reserva legal.

El capital está representado por 482'691,963 acciones comunes de un valor nominal de S/.1.10 cada una.

El ajuste de valor razonable de los instrumentos financieros designados como de coberturas contables de flujo de efectivo, neto de su correspondiente impuesto a la renta diferido fue un crédito por S/.1.7 millones.

El registro contable de los ajustes patrimoniales de compañías asociadas al valor de participación patrimonial fue un débito por S/.2.3 millones.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2010, la Compañía mantiene diversas acotaciones tributarias por el impuesto a la renta e impuesto general a las ventas por revisiones de ejercicios del 2000 al 2005, por un total aproximado de S/. 104 millones, que incluye multas e intereses. La Compañía ha presentado los recursos de apelación ante la Superintendencia Nacional de Administración Tributaria (SUNAT) y el Tribunal Fiscal, según corresponde.

Al 30 de junio del 2010, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.7 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2010, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 73.0 millones y US $ 13.3 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 9.5 millones, que garantizan transacciones diversas.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-10	**30-06-09**	**30-06-10**	**30-06-09**
Utilidad neta	S/.	31,161,274	38,073,617	65,836,888	68,245,358
Promedio ponderado de acciones comunes en circulación		482,691,963	482,691,963	482,691,963	482,691,963
Utilidad básica por acción	S/.	0.065	0.079	0.136	0.141

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		**Periodos terminados el:**	
	30-06-2010	**30-06-2009**	**30-06-2010**	**30-06-2009**
	S/.000	S/.000	S/.000	S/.000
Ventas netas	2,268	4,115	11,292	12,502
Utilidad en ventas	867	252	1210	1,546


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

12) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	30-06-2010	30-06-2009
	S/. 000	S/. 000
Venta de bienes :		
Orvisa Sociedad Anónima	7,752	4,421
Cresko Sociedad Anónima	1,423	570
Unimaq Sociedad Anónima	1,305	7,071
Otras	21	54
	10,501	12,116
Venta de servicios	791	386
Total ventas de bienes y servicios	**11,292**	**12,502**

	30-06-2010	30-06-2009
	S/. 000	S/. 000
Compras de bienes :		
Unimaq Sociedad Anónima	13,746	6,600
Mega Representaciones S.A.	3,524	1,556
Orvisa Sociedad Anónima	2,618	886
Fiansa Sociedad Anónima	580	856
Otras	110	0
	20,578	9,898
Compra de servicios :		
Fargoline Sociedad Anónima	2,136	394
Unimaq Sociedad Anónima	662	124
Orvisa Sociedad Anónima	297	138
Mega Representaciones S.A.	107	0
Fiansa Sociedad Anónima	358	0
Otras	19	82
	3,579	738
Total compras de bienes y servicios	**24,157**	**10,636**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

13) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-2010	30-06-2009
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	36,769	47,846
Transferencias de inmuebles, maquinarias y equipo a existencias	50,864	24,413


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19919

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2010	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General • Mat. 19915

FERREYROS S.A.A.
Balance General
Al 30 de Junio del año 2010 y 31 de Diciembre del año 2009
(En miles de nuevos soles)

Codigo		Notas	Al 30 de Junio 2010	Al 31 de Diciembre 2009
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		126,795	93,775
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	2	415,362	291,353
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)	4	31,072	16,438
1D0105	Otras Cuentas por Cobrar (neto)	3	22,770	28,610
1D0106	Existencias (neto)	5	454,145	454,532
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		8,092	1,183
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**1,058,236**	**885,891**
	Activo No Corriente			
1D0217	Inversiones Financieras		**214,454**	**196,464**
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		213,143	195,153
1D0218	Otras Inversiones Financieras		1,311	1,311
1D0201	Cuentas por Cobrar Comerciales	2	14,983	30,127
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	6	372,436	397,329
1D0206	Activos Intangibles (neto)		4,758	4,883
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		15,386	15,186
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**622,017**	**643,989**
1D020T	TOTAL ACTIVO		**1,680,253**	**1,529,880**

	Notas	Al 30 de Junio 2010	Al 31 de Diciembre 2009	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		1,230	499	1D0306
Obligaciones Financieras		274,559	145,932	1D0309
Cuentas por Pagar Comerciales		212,823	183,924	1D0302
Otras Cuentas por Pagar a Partes Relacionadas	4	2,819	4,588	1D0303
Impuesto a la Renta y Participaciones Corrientes		19,095	23,066	1D0311
Otras Cuentas por Pagar		90,106	101,132	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**600,632**	**459,141**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras	7	407,354	434,228	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		1,395	2,811	1D0403
Total Pasivo No Corriente		**408,749**	**437,039**	1D04ST
Total Pasivo		**1,009,381**	**896,180**	1D040T
Patrimonio Neto				
Capital		530,961	467,298	1D0701
Acciones de Inversión		0	0	1D0703
Capital Adicional		0	0	1D0702
Resultados no Realizados		24,218	26,094	1D0708
Reservas Legales		49,856	39,805	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados		65,837	100,503	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**670,872**	**633,700**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,680,253**	**1,529,880**	1D070T


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2010	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2010	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		543,501	500,071	1,081,248	989,096
2D0102	Otros Ingresos Operacionales		50	159	83	263
2D01ST	**Total de Ingresos Brutos**		**543,551**	**500,230**	**1,081,331**	**989,359**
2D0201	Costo de Ventas (Operacionales)		(433,282)	(409,593)	(865,614)	(772,100)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(433,282)**	**(409,593)**	**(865,614)**	**(772,100)**
2D02ST	**Utilidad Bruta**		**110,269**	**90,637**	**215,717**	**217,259**
2D0302	Gastos de Ventas		(46,129)	(42,572)	(85,782)	(84,574)
2D0301	Gastos de Administración		(27,755)	(21,705)	(53,879)	(44,215)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos		2,909	193	5,342	2,921
2D0404	Otros Gastos		0	0	0	0
2D03ST	**Utilidad Operativa**		**39,294**	**26,553**	**81,398**	**91,391**
2D0401	Ingresos Financieros		6,452	45,745	17,397	47,063
2D0402	Gastos Financieros		(10,348)	(20,700)	(20,875)	(42,665)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		9,181	7,146	20,258	10,894
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**44,579**	**58,744**	**98,178**	**106,683**
2D0501	Participación de los trabajadores		(2,798)	(4,647)	(7,297)	(8,638)
2D0502	Impuesto a la Renta		(10,620)	(16,023)	(25,044)	(29,800)
2D0503	**Utilidad (Pérdida) Neta de Actividades Contínuas**		**31,161**	**38,074**	**65,837**	**68,245**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**31,161**	**38,074**	**65,837**	**68,245**
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común		0.065	0.079	0.136	0.141
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2010 al 30 de Junio de 2010	Del 1 de Enero de 2009 al 30 de Junio de 2009
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,164,534	1,163,590
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		5,178	7,909
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		8,313	11,261
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(972,727)	(680,936)
Remuneraciones y Beneficios Sociales		(112,138)	(104,552)
Tributos		(77,172)	(69,272)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(199)	(6,640)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**15,789**	**321,360**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		2,276	13,937
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		(20,524)	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		0	(1,744)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(13,583)	(4,451)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(987)	(2,573)
Compra y desarrollo de Activos Intangibles		(642)	(930)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(33,460)**	**4,239**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		178,832	535
Emisión y aceptación de Obligaciones Financieras		251,882	203,424
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(328,752)	(481,428)
Recompra de Acciones Propias (Acciones en Tesorería)		0	0
Intereses y Rendimientos		(23,070)	(44,709)
Dividendos Pagados		(28,038)	(20,762)
Otros Pagos de Efectivo Relativos a la Actividad		(163)	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**50,691**	**(342,940)**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**33,020**	**(17,341)**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		93,775	65,876
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**126,795**	**48,535**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2010 al 30 de Junio de 2010	Del 1 de Enero de 2009 al 30 de Junio de 2009
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) Neta del Ejercicio		65,837	68,245
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Estimación de Cuentas de Cobranza Dudosa		0	3,510
Desvalorización de Existencias		1,000	1,041
Fluctuación del Valor de Activos Biológicos		0	0
Depreciación y Deterioro de Valor del Ejercicio		26,100	30,587
Amortización de Activos Intangibles		767	303
Amortización de Otros Activos		0	0
Provisiones		25,520	31,493
Pérdida en Venta de Inversiones Financieras		0	0
Pérdida por Instrumentos Financieros Derivados		0	0
Pérdida en Venta de Inversiones Inmobiliarias		0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
Pérdida en Venta de Activos Intangibles		0	0
Gastos Financieros		20,875	42,665
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
Impuesto a la Renta y Participación de los Trabajadores		0	0
Otros		0	1,958
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Fluctuación del Valor de Activos Biológicos		0	0
Utilidad en Venta de Inversiones Financieras		0	0
Ganancia por Instrumentos Financieros Derivados		0	0
Utilidad en Venta de Inversiones Inmobiliarias		0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(1,083)	(3,215)
Utilidad en Venta de Activos Intangibles		0	0
Ingresos Financieros		0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(20,258)	(10,894)
Impuesto a la Renta y Participación de los Trabajadores		(1,491)	(2,466)
Otros		(4,771)	(1,136)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		(108,864)	(649)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		(14,634)	604
(Aumento) Disminución de Otras Cuentas por Cobrar		12,339	12,494
(Aumento) Disminución en Existencias		16,277	180,820
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
(Aumento) Disminución en Gastos Contratados por Anticipado		(6,908)	(2,791)
(Aumento) Disminución de Otros Activos		0	(627)
Aumento (Disminución) de Cuentas por Pagar Comerciales		(47,449)	31,948
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(1,769)	(3,470)
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		(4,524)	7,006
Aumento (Disminución) de Otras Cuentas por Pagar		58,825	(66,066)
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
Cobros por:			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Diferencia de Cambio		0	0
Pagos por:			
Impuesto a la Renta y Participación de los Trabajadores		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Provisiones		0	0
Diferencia de Cambio		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		**15,789**	**321,360**


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2010 y 2009
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101	**Saldos al 1ero. de enero de 2009**	415,449	0	(113)	9,970	31,761	0	80,445	0	537,512
	Ganancia (Pérdida) por valor razonable de:									
4D0108	1. - Inmuebles, Maquinaria y Equipo	0	0	0	15,816	0	0	0	0	**15,816**
4D0120	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0121	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0122	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0117	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**15,816**	**0**	**0**	**0**	**0**	15,816
4D0123	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0125	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0111	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,245	0	**68,245**
4D0119	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**15,816**	**0**	**0**	**68,245**	**0**	**84,061**
4D0102	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0103	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
4D0104	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	**(20,772)**
4D0105	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
4D0110	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0114	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0109	15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	0
4D0107	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0124	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0112	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	206	8,044	0	(8,045)	0	**205**
4D01ST	**Saldos al 30 de Junio de 2009**	**467,190**	**0**	**(113)**	**25,879**	**39,805**	**0**	**68,245**	**0**	601,006
4D0201	**Saldos al 1ero. de enero de 2010**	467,298	0	0	26,094	39,805	0	100,503	0	633,700
	Ganancia (Pérdida) por valor razonable de:									
4D0208	1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
4D0220	2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
4D0221	3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4D0222	4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
4D0217	5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	0
4D0223	6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
4D0225	7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
4D0211	8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	65,837	0	**65,837**
4D0219	**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**65,837**	**0**	**65,837**
4D0202	9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
4D0203	10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
4D0204	11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	0	0	0
4D0205	12. Nuevos Aportes de accionistas	0	0	0	0	0	0	(28,038)	0	(28,038)
4D0210	13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
4D0214	14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
4D0209	15. Capitalización de partidas patrimoniales	63,663	0	0	(1,248)	0	0	(62,415)	0	0
4D0207	17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
4D0224	18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
4D0212	19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(628)	10,051	0	(10,050)	0	(627)
4D02ST	**Saldos al 30 de Junio de 2010**	**530,961**	**0**	**0**	**24,218**	**49,856**	**0**	**65,837**	**0**	670,872

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915